As filed with the Securities and Exchange Commission on January 13, 2006
                                                     Registration No. 333 -

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            ---------------------------------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                             ----------------------

                                  UNILEVER PLC
   (Exact name of issuer of deposited securities as specified in its charter)

                             ----------------------

                                       N/A
                   (Translation of Issuer's name into English)

                             ----------------------

                                     England
            (Jurisdiction of incorporation or organization of issuer)

            ---------------------------------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                             ----------------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                             ----------------------

                             Ronald M. Soiefer, Esq.
                          Unilever United States, Inc.
                                700 Sylvan Avenue
                           Englewood Cliffs, NJ 07632
                                 (201) 894-4000
   (Address, including zip code, and telephone number, including area code, of agent for service)

            ---------------------------------------------------------

                                   Copies to:

   Mark I. Greene, Esq.                             Herman H. Raspe, Esq.
Cravath, Swaine & Moore LLP                 Patterson, Belknap, Webb & Tyler LLP
      Worldwide Plaza                            1133 Avenue of the Americas
     825 Eighth Avenue                             New York, New York 10036
 New York, New York 10019                              (212) 336-2000
      (212) 474-1000

            ---------------------------------------------------------

It is proposed that this filing become effective under Rule 466:

                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

            ---------------------------------------------------------

                         CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
--------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each           200,000,000             $ 5.00           $ 10,000,000.00          $ 1070.00
representing four (4) ordinary
shares, nominal value 1.4 pence per
share, of Unilever PLC
--------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.

** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                              Cross Reference Sheet

                                                                  Principal Location of Information in
                                                                  Form of American Depositary
                                                                  Receipt ("Receipt")
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ------------------------------------
1.    Name of Depositary and address of its principal executive   Face of Receipt -  Introductory Article.
      office

2.    Title of Receipts and identity of deposited securities      Face of Receipt  - Top Center.

Terms of Deposit:

      (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner.
             one American Depositary Share ("ADSs")

      (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraphs (16)
             securities                                           and (17).

      (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

      (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
             soliciting material                                  Reverse of Receipt - Paragraph (16).

      (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                  and (16).

      (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
             dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

      (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
             agreement                                            provision for extensions).

      (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
             transfer books of the Depositary and the list of
             holders of ADSs

      (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
             the underlying securities                            (7), (9) and (10).

                                                                  Principal Location of Information in
                                                                  Form of American Depositary
                                                                  Receipt ("Receipt")
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ------------------------------------
      (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                  Reverse of Receipt - Paragraphs (19) and (20).

      (xi)   Fees and charges which may be imposed directly or    Face of Receipt - Paragraph (10).
             indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION

      Item Number and Caption                                     Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Amended and Restated Deposit Agreement, by and among Unilever PLC, Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). ___ Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. ___ None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity proposed to be created by the Amended and Restated Deposit Agreement, by and among Unilever PLC, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of January 2006.

                                       Legal entity proposed to be created by
                                       the Amended and Restated Deposit
                                       Agreement under which the American
                                       Depositary Shares registered hereunder
                                       are to be issued, each American
                                       Depositary Share representing four (4)
                                       ordinary shares, nominal value 1.4 pence per share, of Unilever PLC.

                                       CITIBANK, N.A., solely in its capacity as Depositary


                                       By: /s/ Susan A. Lucanto
                                           -------------------------------------
                                           Name:  Susan A. Lucanto
                                           Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                                                     UNILEVER PLC


                                                     By: /s/ Steve Williams
                                                         -----------------------
                                                         Name:  Steve Williams
                                                         Title: Secretary
                                                         Date:  12 January 2006

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steve Williams to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 14, 2005.

Signature                                   Title


/s/ Patrick Cescau                          Group Chief Executive
----------------------------------          (Principal Executive Officer)
Patrick Cescau


/s/ Rudy Markham                            Chief Financial Officer
----------------------------------          (Principal Financial Officer)
Rudy Markham


/s/ Graeme Pitkethly                        Chief Accountant
----------------------------------          (Principal Accounting
Graeme Pitkethly                            Officer/Controller)


/s/ Antony Burgmans                         Chairman, Non-Executive Director
----------------------------------
Antony Burgmans


/s/ Cornelis Job van der Graaf              Executive Director
----------------------------------
Cornelis Job van der Graaf

Signature                                   Title


/s/ Ralph Kugler                            Executive Director
----------------------------------
Ralph Kugler


/s/ The Rt Hon The Lord Brittan             Non-Executive Director
    of Spennithorn QC, DL
----------------------------------
The Rt Hon The Lord Brittan of
Spennithorn QC, DL


/s/ The Rt Hon The Baroness Chalker         Non-Executive Director
    of Wallasey
----------------------------------
The Rt Hon The Baroness Chalker of
Wallasey


/s/ Bertrand Collomb                        Non-Executive Director
----------------------------------
Bertrand Collomb


/s/ Professor Wim Dik                       Non-Executive Director
----------------------------------
Professor Wim Dik


/s/ Oscar Fanjul                            Non-Executive Director
----------------------------------
Oscar Fanjul


/s/ Hilmar Kopper                           Non-Executive Director
----------------------------------
Hilmar Kopper


/s/ The Lord Simon of Highbury CBE          Non-Executive Director
----------------------------------
The Lord Simon of Highbury CBE


/s/ Jeroen van der Veer                     Non-Executive Director
----------------------------------
Jeroen van der Veer

Authorized Representative in the U.S.


/s/ Ronald M. Soiefer
----------------------------------
Name:  Ronald M. Soiefer
Title: Senior Vice President, General Counsel and Secretary

                                Index to Exhibits

                                                                   Sequentially
Exhibit            Document                                        Numbered Page
-------            --------                                        -------------

(a)                Form of Amended and Restated Deposit
                   Agreement

(d)                Opinion of counsel to the Depositary